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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER **HERNDON PLANT OAKLEY, LTD.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 NORTH SHORELINE BLVD. SUITE 2200 SOUTH

(No. and Street)

Corpus Christi	TX	78401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Ann Deubel-Ragan 361-888-7611

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

OATH OR AFFIRMATION

I, Russell Brent Herndon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERNDON PLANT OAKLEY, LTD., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH RAGAN NOTARY PUBLIC STATE OF TEXAS ID# 124447830 EXPIRES 12-3-2019

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of operations	3
Statement of partners' capital	4
Statement of cash flows	5
Notes to financial statements	6 - 11
Supplemental information pursuant to rule 17a-5	12
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	13
Exemption report	14

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

We have audited the accompanying statement of financial condition of Herndon Plant Oakley Ltd. (a Texas limited partnership) as of December 31, 2016, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Herndon Plant Oakley Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Herndon Plant Oakley Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Herndon Plant Oakley Ltd.'s financial statements. The supplemental information is the responsibility of Herndon Plant Oakley Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC
PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 21, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

HERNDON PLANT OAKLEY LTD.
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$	809,525
Receivable from clearing broker/dealer		384,027
Investment advisory fees receivable		68,067
Service fees receivable - related party		723,781
Miscellaneous receivables		38,775
Prepaid expenses		92,006
Clearing deposit		100,000
Furniture and equipment, net of accumulated depreciation of $391,474		247,920
Deposits		18,449
TOTAL ASSETS	$	2,482,550

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$	277,407
Accrued expenses		82,114
Income tax payable - state		27,073
TOTAL LIABILITIES		386,594
Partners' Capital		2,095,956
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	2,482,550

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Operations
Year Ended December 31, 2016

Revenue		
Securities commissions	$	2,648,021
Mutual fund commissions		2,249,994
Investment advisory fees		604,258
Service fees - related party		2,677,247
Other revenue		325
TOTAL REVENUE		8,179,845
Expenses		
Clearing and other charges		735,049
Communications		596,254
Compensation and related costs		2,811,624
Management fees to General Partner		2,465,000
Occupancy and equipment costs		625,358
Professional fees		348,408
Promotional costs		119,477
Regulatory fees and expenses		150,485
Other expenses		627,869
TOTAL EXPENSES		8,479,524
Net loss before provision for income taxes		(299,679)
Income taxes - state		27,316
NET LOSS	$	(326,995)

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Changes in Partners' Capital
Year Ended December 31, 2016

	General Partner	Limited Partners	Total
Balances at December 31, 2015	$ 24,230	$ 2,398,721	$ 2,422,951
Net loss	(3,270)	(323,725)	(326,995)
Balances at December 31, 2016	$ 20,960	$ 2,074,996	$ 2,095,956

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(326,995)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		78,886
Loss on disposal of property and equipment		8,803
Changes in assets and liabilities		
Increase in receivable from clearing broker/dealer		(99,400)
Increase in investment advisory fees receivable		(3,250)
Decrease in service fees receivable - related party		165,166
Decrease in advances - related party		100,696
Decrease in prepaid expenses		9,976
Decrease in accounts payable		(8,836)
Decrease in accrued expenses		(9,820)
Decrease in income tax payable - state		(4,169)
Net cash used in operating activities		(88,943)
Cash flows from investing activities:		
Purchase of furniture and equipment		(12,375)
Net decrease in cash and cash equivalents		(101,318)
Cash and cash equivalents at beginning of year		910,843
Cash and cash equivalents at end of year	$	809,525
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$	-
Income taxes - state	$	31,485

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Notes to Financial Statements
December 31, 2016

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Herndon Plant Oakley Ltd. (the Partnership), a Texas limited partnership, was formed in January 1998. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Partnership is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940. The Partnership's operations consist primarily of providing securities brokerage and investment advisory services to individuals located throughout the United States.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The general partner of the Partnership is Herndon Plant Oakley I Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2030, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Substantially all of the Partnership's financial asset and liability amounts are short-term in nature and accordingly are reported in the statement of financial condition at amounts that approximate fair value.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition.

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using straight line methods over the estimated useful lives of primarily five to seven years.

Security Transactions and Securities Commission

Security transactions, general securities commissions, and the related expenses are recorded on the trade date basis as securities transactions occur. Securities commissions also include commissions on alternative investments, interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date or accrued as earned.

Mutual Fund Commissions

Mutual fund commissions and the related expenses are recorded on the trade date. Mutual fund trail fees are accrued as earned.

Investment Advisory Fees

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Service Fees

Service fees are earned based on a contractual arrangement with a related party. The fees are billed quarterly in arrears.

Advertising Costs

The Partnership expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising costs totaled $119,477 during 2016.

HERNDON PLANT OAKLEY LTD.
Notes to Financial Statements
December 31, 2016

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

As of December 31, 2016, open Federal tax years subject to examination include the tax years ended December 31, 2013 through December 31, 2015.

The Partnership is subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The Partnership has an agreement with a national clearing broker/dealer to provide clearing, execution and other related services, with a monthly minimum charge of $10,000. The agreement also requires the Partnership to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer. There are annual decreasing termination fees to the Partnership if the agreement is terminated by the Partnership before the end of a five year period ending September 30, 2020. As of December 31, 2016 the termination fee is $500,000.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Partnership had net capital of $898,060 which was $648,060 in excess of its net capital requirement $250,000. The Partnership's net capital ratio was .43 to 1.

Note 4 - Furniture and Equipment

Furniture and equipment is carried at cost less accumulated depreciation and consists of the following:

Note 4 - Furniture and Equipment (continued)

Furniture, fixtures and equipment	$ 357,114
Leasehold improvements	282,280
	639,394
Accumulated depreciation	(391,474)
	$ 247,920

Depreciation expense for the year was $78,886 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

At December 31, 2016, the Partnership has $1,131,480, or approximately 46% of its total assets, in money market funds, commissions receivable, and a clearing deposit held by or due from its clearing broker/dealer.

At December 31, 2016, the Partnership has service fees receivable from a related party totaling $723,781, or approximately 30% of its total assets.

Note 6 - Lease Commitments

The Partnership leases various types of office equipment and office space generally over periods ranging up to five years.

At December 31, 2016, rental payments required under operating leases are presented as follows:

2017	$ 360,061
2018	265,915
2019	220,067
2020	218,908
Thereafter	1,016,584
	$2,081,535

Note 6 - Lease Commitments (continued)

Total rent expense for the year under operating leases was $465,031 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements).

Note 7 - Related Party Transactions/Economic Dependency/Concentrations

The Partnership is economically dependent on and under the control of the General Partner and the existence of that dependency and control creates a financial position and operating results significantly different than if the companies were autonomous.

The General Partner manages and controls the business affairs of the Partnership and is entitled to receive a management fee for such services. The management fee is determined by the affirmative vote of a majority in interest of the limited partners and is not consummated on terms equivalent to arms length transactions. The management fee for the year ended December 31, 2016 was $2,465,000.

The three limited partners of the Partnership, who are also registered securities representatives and officers of the General Partner, generated substantially all of the Partnership's revenue for the year ended December 31, 2016. The Partnership is economically dependent upon the limited partners due to the concentration of services provided by them.

The Partnership has an Office and Administrative Services Agreement (Agreement) with Oxbow Advisors, LLC (Oxbow), a related party. Under the Agreement, the Partnership assists Oxbow with the day to day operations and administration of its business; furnishes Oxbow with office space, equipment and supplies; assists Oxbow with compliance; provides marketing and sales services; arranges for and monitors professional services; and provides any other services required in Oxbow's administration as agreed to by the Partnership and Oxbow. The Partnership also pays overhead expenses of Oxbow. Oxbow reimburses the Partnership for its proportionate use of or benefit from these services provided and expenses paid by the Partnership. The Agreement was not consummated on terms equivalent to arms length transactions. Service fees earned for the year ended December 31, 2016 were $2,677,247, or 33% of total revenue. The Partnership is economically dependent on Oxbow due to the concentration of revenue earned under the Agreement. The Partnership has $723,781 receivable under the Agreement at December 31, 2016.

Note 8 - 401(k) Profit Sharing Plan

The Partnership adopted the Herndon Plant Oakley Ltd. 401(k) Profit Sharing Plan (the Plan) effective June 1, 1999.

The Partnership did not contribute any matching amounts for 2016.

The Plan also provides a profit sharing component where the Partnership can make a discretionary contribution to the Plan, which is allocated based on the compensation of eligible employees. Discretionary profit sharing contributions for the year totaled $76,908 and are reflected in the accompanying statement of income as compensation and related costs.

Note 9 - Contingencies

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 10 - Subsequent Events

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2016, through February 21, 2017, the date which the financial statements were available to be issued.

Schedule I

HERNDON PLANT OAKLEY LTD.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2016

Computation of Net Capital

Total partners' capital qualified for net capital	$ 2,095,956
Deductions and/or charges	
Non-allowable assets:	
Petty cash	400
Investment advisory fees receivable	68,067
Service fees receivable - related party	723,781
Miscellaneous receivables	38,775
Prepaid expenses	92,006
Furniture and equipment, net	247,920
Deposits	18,449
Total deductions and/or charges	1,189,399
Net capital before haircuts	906,557.10
Haircuts on securities:	
Cash equivalents	8,497
Net Capital	$ 898,060
Aggregate indebtedness	
Accounts payable	$ 277,407
Accrued expenses	82,114
Income tax payable - state	27,073
Total aggregate indebtedness	$ 386,594
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 648,060
Ratio of aggregate indebtedness to net capital	.43 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by Herndon Plant Oakley, Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Herndon Plant Oakley Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Herndon Plant Oakley Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Herndon Plant Oakley Ltd. stated that Herndon Plant Oakley Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Herndon Plant Oakley Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Herndon Plant Oakley Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 21, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

HERNDON PLANT OAKLEY
LTD

Herndon Plant Oakley Ltd.'s Exemption Report

Herndon Plant Oakley Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Herndon Plant Oakley Ltd.

I, Brent Herndon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Partner

January 26, 2017

One Shoreline Plaza • 800 North Shoreline • Suite 2200 • South Tower • Corpus Christi, Texas 78401 • (361) 888-7611 • (800) 888-4894
MemberFINRA/SIPC